Confidential Treatment of Portions

of this Letter Has Been Requested

by Bank of America Corporation

Pursuant to 17 C.F.R. § 200.83.

Asterisks denote such omissions.

August 13, 2007

Mr. John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F-Street, N.E.

Mail Stop 4561

Washington, DC 20549-4561

Re:	Bank of America Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

File Number: 1-6523

Dear Mr. Nolan:

We have received and reviewed your letter dated July 20, 2007. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Note 4 – Derivatives, page 108

1.

We note your response to comment four of our letter dated May 31, 2007. Please provide us with a more in-depth description of each type of hedged transaction and the related hedging instrument included within your active cash flow hedge strategy #1.

Response:

Attachment 1 to this letter provides a more in-depth description of each type of hedge relationship included in active cash flow strategy #1. The table in Attachment 1 describes in more detail the risk management objective and the nature of the risk being hedged, the hedging instrument, the hedged item and the hedge period.

Rule 83 Confidential Treatment

Request Made By

Bank of America Corporation

2.

Regarding cash flow hedges of forecasted purchases/issuances of assets and liabilities discussed in active cash flow hedge strategy #1, please tell us the following for each type of forecasted transaction:

•	how you aggregate similar cash flows under paragraph 29(a) of SFAS 133;

Response:	[*** Redacted ***]

•	the defined time period over which you typically forecast the probable cash flows for each type of forecasted hedged transaction;

Response:	As illustrated in Attachment 1, our active hedge relationships as of June 30, 2007 have hedge periods between 2 and 10 years.

•	how you assess current hedgeable cash flows and expectations in determining whether the cash flows are probable throughout the hedge period;

Response:	[*** Redacted ***]

•	whether you have missed any of your forecasts (i.e. had more notional amounts of hedging instruments than actual hedgeable forecasted transactions) and if so, the number of times and frequency;

Response:	[*** Redacted ***]

•	whether you have ever changed the forecasted transaction of an established hedge; and

Response:	We have changed the forecasted transaction of established hedges in approximately 20 instances since the adoption of SFAS 133.

•	if so, how you considered the off-market components of the swap at the time of the de-designation and re-designation.

Response:

Upon redesignation, we considered the off-market component of the derivative in our measurements of ineffectiveness by ensuring that the hypothetical derivative we created to measure ineffectiveness had a fair value of zero upon redesignation. We did not expect the off-market component of the derivative to have a significant impact on our assessment of effectiveness, which is validated by our process to monitor the actual ineffectiveness recorded to validate the appropriateness of our assessments of effectiveness.

3.

Please provide us with your hedge documentation for a representative sample of one of your cash flow hedges of forecasted reverse repurchase agreements. Please ensure this documentation shows how you concluded that the individual pool of reverse repurchase agreements shares the same risk exposure (i.e. include your sample statistical analysis as well as the details of the underlying forecasted assets that will make up the bucket).

Response:

Attachment 2 to this letter provides actual hedge documentation for a hedge of forecasted interest receipts on monthly reverse repurchase agreements, as well as the regression results demonstrating the aggregated forecasted transactions share the same risk exposure.

Rule 83 Confidential Treatment

Request Made By

Bank of America Corporation

4.

Regarding your European swaptions used as hedging instruments in active cash flow hedging relationship #2, we note that you state that you use DIG Issue G7 to measure ineffectiveness, yet you also state that your assessment of effectiveness considers the terminal value of the swaptions, which is discussed in DIG Issue G20. Please clarify which methodology you are using for these hedging relationships.

Response:

These hedges do not meet the criteria in Question 2 of DIG Issue G20 to assume perfect effectiveness because the critical terms of the hedging instrument do not completely match the related terms of the hedged forecasted transaction (i.e., the reset frequency of the hedging instrument does not match the rollover frequency of the hedged items). However, in our application of the long-haul method of accounting for these swaptions, we use the hypothetical derivative method described in DIG Issue G20 to measure ineffectiveness. Under this method, we create a hypothetical derivative with terms that would meet the criteria in Question 2 of DIG Issue G20 and compare the changes in fair value of this hypothetical derivative with the changes in fair value of the hedging instrument.

Although we apply the hypothetical derivative method as described in DIG Issue G20, we referenced DIG Issue G7 in our letter dated June 22, 2007 because DIG Issue G7 also provides guidance on the application of the hypothetical derivative method.

5.

Regarding your non-cancelable foreign currency interest rate swaps discussed in active fair value hedging strategy #2, please tell us how you concluded that it was acceptable to hedge the risk only through the call date of the debt, as opposed to the maturity date of the debt. Specifically, please tell us how you concluded this was not partial-term hedging, as discussed in DIG F2.

Response:	[*** Redacted ***]

6.	Regarding your zero-cost collars used as hedging instruments, please confirm that the collars meet all of the four conditions outlined in DIG Issue E2 to be considered zero-cost collars.

Response:	[*** Redacted ***]

7.

Regarding your use of dollar offset and cumulative dollar offset in assessing effectiveness for certain hedges, please tell us whether there were any times you failed the dollar offset method and yet still concluded that the relationship is highly effective and continue to apply hedge accounting. If so, tell us what additional procedures you performed and how you concluded it was appropriate to continue to apply hedge accounting.

Response:	[*** Redacted ***]

Rule 83 Confidential Treatment

Request Made By

Bank of America Corporation

8.

Regarding your use of the hypothetical derivative method pursuant to DIG Issue G7, in general, please confirm that the hypothetical derivative considered to be perfectly effective has a fair value of zero at inception of the hedge. Please also confirm that in re-designations of cash flow hedges, the hypothetical derivative used under DIG Issue G7 has an initial fair value of zero.

Response:

When we use the hypothetical derivative method pursuant to DIG Issue G7, we create a hypothetical derivative with a fair value of zero at inception of the hedge. As noted above in our response to comment 2, we ensure that upon redesignation of a derivative into a new hedge relationship the hypothetical derivative created to measure ineffectiveness has a fair value of zero at inception of the new hedge relationship.

9.	Regarding your net investment hedging relationships, please tell us the following:

•	demonstrate for us how you meet the criteria of paragraph 40(a) and (b) of SFAS 133 as amended;

Response:

Certain U.S. dollar denominated subsidiaries of Bank of America Corporation (the Corporation or BAC) have foreign operations that are denominated in functional currencies other than U.S. dollar. Those U.S. dollar denominated subsidiaries, as the parties exposed to fluctuations in those foreign currencies, hedge that exposure by entering into forward foreign exchange contracts (“forward contracts”).

•	the tenors of the derivative instruments;

Response:

These forward contracts typically settle in 90 days; however, they could have settlement periods ranging from 7 days to 1 year depending on the specific foreign currency being hedged. We enter into new forward contracts for our then-current net investment exposure upon settlement of the prior forward contracts.

•	your documented methodology for assessing effectiveness at inception and on an ongoing basis; and

Response:	Our documented method of assessing effectiveness and measuring ineffectiveness for our net investment hedges is the spot-spot method as described in DIG Issue H8.

•	whether you have ever been required to redesignate the derivative, and if so, the circumstances surrounding such instances

Response:	[*** Redacted ***]

10.

We note your response to comment five of our letter dated May 31, 2007. Please tell us the following regarding the historical use of the shortcut method for your hedges of callable reverse repurchase agreements:

•	the typical terms of the reverse repurchase agreements and related swaps;

Response:	[*** Redacted ***]

•	how the tenors and resets compare with the swap;

Response:	[*** Redacted ***]

•	whether you hedge on an individual item basis or as a pool; and

Response:	We hedged these reverse repurchase agreements on an individual basis. Each of the reverse repurchase agreements was matched with an individual pay fixed swap with matching tenors.

•	if as a pool, how you ensure that each reverse repurchase agreement in the pool would individually qualify for the shortcut method and also meet the conditions in paragraph 21(a)(1) of SFAS 133

Response:	As noted above, we hedged these reverse repurchase agreements on an individual basis.

Form 8-K filed July 19, 2007:

Exhibit 99.1 – Press Release

Revenue – Page 3

11.	We note your disclosure regarding the $600 million gain related to the sale of private equity funds to Conversus Capital. Please tell us the following:

•	the nature of your relationship and involvement with Conversus Capital before and after the sale of private equity funds;

Response:

Conversus Capital, L.P. (Conversus) is a Euronext traded investment partnership formed in May 2007 for the purpose of making investments in private equity funds and direct private equity investments. As described more fully below, we own approximately 11% of the equity of Conversus and have a non-voting advisory position on the Board of Directors of Conversus GP, Limited (Conversus GP), general partner of Conversus. We also participate on the Investment Committee of Conversus Asset Management, LLC (CAM), the asset manager, which is primarily owned by us and OHIM Investors, L.P., a subsidiary of Oak Hill Investment Management, L.P. (together, OHIM).

We own $200 million of the total $1.8 billion equity of Conversus. Other significant equity investors include California Public Employees Retirement System, Harvard Management Company, Inc. (together, the strategic investors) and OHIM, which combined own $750 million and $25 million of equity, respectively. These investors are substantive, independent third parties with whom we do business from time to time on an arms’ length basis.

Conversus GP is a limited liability company whose activities are overseen by a Board of Directors (the Board) which currently has three members, all of whom are independent of OHIM, CAM and us. Additional Board members may be elected through a resolution of 80% of the Board’s directors, with a unanimous vote required if there are fewer than five members.

The investment portfolio sold to Conversus consisted of Limited Partner (LP) interests in 167 private equity funds (the sold portfolio), which will be managed by CAM. We and OHIM each own just less than 45 percent equity interest in CAM with the remaining interests owned by the strategic investors and CAM’s management. CAM will manage the sold portfolio pursuant to a services agreement with Conversus which delegates

Rule 83 Confidential Treatment

Request Made By

Bank of America Corporation

authority for establishing investment policies and procedures and making individual investment decisions to CAM. The agreement has an initial term of five years, during which time Conversus can terminate the agreement only for cause, such as gross negligence or fraud on the part of CAM. Investment decisions will be made by CAM’s Investment Committee which is comprised of two representatives whom we appoint, two representatives appointed by OHIM and two representatives selected by the Board.

•	how the fair value of the investments sold and the amount of the gain were determined; and

Response:	[*** Redacted ***]

•	how you considered your relationship with Conversus Capital in determining that this transaction met each of the criteria in paragraph 9 of SFAS 140 to be considered a sale transaction.

Response:

As noted above, the sold portfolio was held in legal entities that account for their investments at fair value. Accordingly, the recognition of income is not dependent upon sale accounting. However, to ensure that the transaction was appropriately recorded on the balance sheet, we evaluated the transfer of assets in accordance with the sale accounting criteria set forth in paragraph 9 of SFAS 140. This evaluation included a consideration of our relationship with Conversus as follows:

•

Paragraph 9(a) requires that the sold portfolio be legally isolated from the transferor. We obtained a legal opinion from external counsel that expressly acknowledged our ownership interest in Conversus and CAM, and our role in appointing members of the Investment Committee and Directors of the Board and concluded that the transferred assets have been legally isolated from our creditors, even in the event of bankruptcy or receivership. Accordingly, the transfer complies with the requirements of paragraph 9(a).

•

Paragraph 9(b) requires that the transferee have the right to pledge or exchange the assets it received and that no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor. Some of the transferred assets may, by their terms, be subject to restrictions on transferability. For example, as noted above, an interest in an investment fund may be transferable only with the approval of that fund’s general partner. Such restrictions have not been imposed by the transferor and do not provide the transferor with a more-than-trivial benefit. The governing documents of Conversus place no additional restrictions on the ability of CAM as asset manager to pledge or exchange the transferred assets, although proposed sales to BAC or OHIM require the approval of all non-BAC or non-OHIM Investment Committee members and a majority of the independent Board members or their designee. This requirement does not constitute a restriction on Conversus’ ability to pledge or exchange the assets, and the transfer therefore complies with the requirements of paragraph 9(b).

•

Paragraph 9(c) requires that the transferor not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call. We do not have any agreement with Conversus that both entitles and obligates us to repurchase or redeem the transferred assets, nor can we unilaterally cause Conversus to return specific assets. As noted above, any decision to sell assets to us requires the approval of all non-BAC Investment Committee members as well as a majority of the independent Board members. Further, although we have a theoretical ability to regain control over a specific asset by offering an above-market price, to do so would be contrary to our economic interests as we hold less than 11% of the equity in Conversus. Accordingly, we do not have the unilateral ability to reacquire specific transferred assets and the transfer complies with the requirements of paragraph 9(c).

Credit Quality – Page 4

12.

In your June 30, 2007 Form 10-Q, please explain why your overall allowance relative to the portfolio has decreased since year-end in light of the trends you describe, such as increased charge-offs, lower commercial recoveries, higher level of non-performing assets, and a continued move to more normalized loss levels. Clarify what you consider to be “normal” when you refer to normalized loss levels. Please provide us with your proposed disclosure.

Response:	We have included the following on page 104 in our June 30, 2007 Form 10-Q, to address the Staff’s comment related to coverage ratio:

“The allowance for loan and lease losses as a percentage of total loans and leases outstanding was 1.20 percent at June 30, 2007, compared to 1.28 percent at December 31, 2006. The decline in the ratio was driven primarily by growth of $28.5 billion in the residential mortgage portfolio, which has a lower loss profile, as the Corporation increased retention of residential mortgage loans. Also contributing to the decline were reserve reductions related to the addition of legacy Bank of America accounts, which have a higher loss profile, to the domestic consumer credit card securitization master trust and the sales of our Latin American portfolios and operations.”

For additional information regarding our Allowance for Loan and Lease Losses, see pages 103 and 104 in our June 30, 2007 Form 10-Q. Additionally, please note our June 30, 2007 Form 10-Q does not include a reference to “normalized” loss levels.

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (the Commission) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Mr. John James, Corporate Controller, at 980.387.4997 or Mr. Randy Shearer, Financial Reporting and Policy Executive, at 980.388.8433.

Sincerely,

/s/ Joe L. Price

Chief Financial Officer

cc:	Timothy J. Mayopoulos, Executive Vice President and General Counsel
Steven O. Swyers, Partner, PricewaterhouseCoopers LLP

Rule 83 Confidential Treatment

Request Made by

Bank of America Corporation

ATTACHMENT 1 – Hedging Instrument included in Active Cash Flow Hedge Strategy #1 (Response to Comment 1)

In response to comment 1, the table below provides a more in-depth description of each type of hedge relationship included in active cash flow strategy #1 in our letter dated June 22, 2007 (i.e., active as of March 31, 2007).

[*** Redacted ***]

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Request Made by

Bank of America Corporation

ATTACHMENT 2 – Cash Flow Hedge of Forecasted Reverse Repurchase Agreement (Response to Comment 3)

The following represents our hedge documentation for a 3-month LIBOR receive fixed swap hedging monthly reverse repurchase agreements:

[*** Redacted ***]